DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 26, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2007

Re: The Dow Chemical Company
Incoming letter dated January 3, 2007

Dear Mr. Mueller:

This is in response to your letters dated January 3, 2007 and February 16, 2007 concerning the shareholder proposal submitted to Dow by Chris Rossi. We also have received a letter on the proponent's behalf dated January 17, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

07045825

RC

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2007 JAN -4 PM 7:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 3, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Chris Rossi, represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Chris Rossi, who has appointed John Chevedden to act on his behalf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007

Proxy Materials with the Commission, but for the closing of the Commission on January 2, 2007;[1] and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal is captioned "Adopt Simple Majority Vote" and states:

> RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents.

The Proposal and related correspondence are attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Proposal appears focused on eliminating supermajority voting provisions so as to obtain "the lowest possible majority vote requirements." As noted in the Proponent's supporting statement and discussed further below, a number of provisions in the Company's Restated Certificate of Incorporation (the "Certificate") require a vote of eighty percent of outstanding shares in order for stockholders to take enumerated actions. No provision in the Company's Bylaws addressing stockholder voting standards requires a supermajority vote. The Company's Board of Directors will in the near future be voting on a proposal to recommend and submit for stockholder approval amendments to its Certificate to eliminate all of the supermajority voting provisions currently in the Company's Certificate. Based upon well-established precedent, we

---

1 *See* Commission Press Release 2006-223 (Dec. 29, 2006) ("Because Jan. 2, 2007, will be treated as a federal holiday for filing purposes, any filings otherwise required to be made on or before that day will be due instead on or before Jan. 3, 2007.")

request that the Staff concur with our view that this Board action substantially implements the Proposal and accordingly that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

B. Anticipated Action By The Company's Board Of Directors

As noted in the Proponent's supporting statement, the Company's Certificate currently requires the affirmative vote of the holders of at least 80% of outstanding shares of voting stock, voting together as a single class, to:

- remove any director, or the entire Board of Directors;
- approve a business combination transaction that is not recommended by the Board or does not meet the "fair price" requirements set forth in the Certificate;

- amend, alter, change, adopt or repeal any Bylaws, with certain exceptions; or
- amend, alter, change or repeal, or adopt any provision inconsistent with, provisions of the Certificate regarding any of the following:
    - authorized capital stock, including "blank check preferred stock;"
    - the general powers of the Board; the power of the Board to determine the size of the Board (between six and twenty-one directors) and to fill any vacancies on the Board; the annual election of directors; the requirement that an 80% vote of stockholders is required to remove directors;
    - indemnification and limitation of liability of directors, officers, employees and agents;
    - "fair price" and supermajority voting provisions regarding certain business combination transactions;
    - stockholder meetings, including the requirement that all stockholder action must occur at a meeting, and may not occur by written consent, and the provision that only the Board may call a special meeting of stockholders; and
    - requirement of 80% stockholder approval to amend the Bylaws, with certain exceptions, and certain Certificate provisions.

The Company expects to submit to the stockholders at the 2007 Annual Meeting of Stockholders a proposal to amend the Company's Certificate to eliminate all of the supermajority vote provisions currently in the Certificate (the "Amendments") and to recommend that stockholders vote for the Amendments. At the recommendation of management, the Governance Committee of the Board has approved the Amendments and has recommended that the Board approve the Amendments, submit the Amendments to the stockholders at the 2007 Annual Meeting of Stockholders and recommend that stockholders vote in favor of the Amendments. The Company's Board of Directors is scheduled to formally meet on February 15, 2007 to consider the Governance Committee's recommendation. Specifically, the Board of Directors will vote upon a resolution to (1) approve the Amendments, (2) submit the Amendments to stockholders for approval at the 2007 Annual Meeting of Stockholders, and (3) recommend that the stockholders vote in favor of the Amendments. We will supplementally notify the Staff after Board consideration of this resolution.

C. *Board Approval of the Amendments Substantially Implements the Proposal*

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a stockholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation to eliminate all supermajority provisions contained in the certificate of incorporation, and represents that it will recommend such amendments be adopted by stockholders at the next annual meeting. *See FedEx Corp.* (avail. June 26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or bylaws to remove supermajority voting provisions and to recommend to its stockholders that they approve those amendments at the next annual meeting of stockholders). *See also Allegheny Energy, Inc.* (avail. Feb. 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, where the company's stockholders had approved amendments to its certificate of incorporation and bylaws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

As noted above, the Proposal requests that the Board adopt "a simple majority vote shareholder requirement applicable to the greatest number of shareholder voting issues possible." As also indicated above, the Governance Committee of the Board has approved and has recommended that the Board approve the Amendments eliminating all of the supermajority voting provisions currently in the Company's Certificate, submitting the matter to the stockholders at the 2007 Annual Meeting of Stockholders and recommending that stockholders approve the Amendments. In this regard, under Delaware law and the existing terms of the Certificate, the Board cannot unilaterally amend the Certificate, but instead must seek stockholder approval in order to do so. The Proposal appears to recognize these procedural matters, stating in the "resolved" clause that the Proposal "is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents." As such, upon Board approval of the Amendments, the Board will have taken all possible steps to eliminate the Company's existing supermajority vote provisions, and, consequently, will have substantially implemented the Proposal.

As noted above, we will supplementally notify the Staff after Board consideration of the Amendments, but submit this letter at this time to address the timing requirements of Rule 14a-8. The Staff consistently has granted no-action relief where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

Thus, we believe that, once the Company's Board takes the anticipated actions noted above, the Proposal will have been substantially implemented, and therefore will be excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this manner, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Thomas E. Moran, The Dow Chemical Company
John Chevedden

EXHIBIT A

chris Rossi Custodian
Vanessa Rossi

P.O. Box 249
Boonville, CA 95415

NOV. 27, 2006
UPDATE

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p@earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Chris Rossi 10/02/06

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
PH: 925-842-1000
FX: 989 636-3518
Thomas Moran
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[Updated Rule 14a-8 Proposal, November 27, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80%-vote to make certain key governance changes at our company, if our vote is an overwhelming 79% yes and only 1% no — only 1% could force their will on our 79% majority.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High" in Overall Governance Risk Assessment
  - "High Concern" in CEO Compensation
- An awesome 80% shareholder vote was required to make certain key improvements – Entrenchment concern.
- Cumulative voting was not permitted.
- There was no independent board chairman.

Furthermore:

- Four directors were insiders – Independence concern.
- This was compounded by three active CEOs serving as our directors – Over-extension concern.
- Thus 64% of the Board of our $37 billion company was insiders or potentially over-committed CEOs.
- Two active CEOs were on the Compensation Committee. Active CEOs are risky compensation committee members according to The Corporate Library.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

chris Ross, Custodian
Vanessa Ross,

P.O. Box 249
Boonville, CA 95415

RECEIVED
OCT 09 2006
Office of
Corporate Secretary

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Chris Ross 10/02/06

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
PH: 925-842-1000
FX: 989 636-3518
Thomas Moran
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[Rule 14a-8 Proposal, October 9, 2006]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent possible in accordance with applicable laws and existing governance documents.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

66% Yes-Vote

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 80%-vote to make certain key governance changes at our company, if our vote is an overwhelming 79% yes and only 1% no — only 1% could force their will on our 79% majority.

Progress Begins with One Step

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "High" in Overall Governance Risk Assessment
  - "High Concern" in CEO Compensation
- An awesome 80% shareholder vote was required to make certain key improvements – Entrenchment concern.
- Cumulative voting was not permitted.
- No independent board chairman.

Furthermore:

- Four directors were insiders – Lack of independent oversight concern.
- This was compounded by three outside directors who were active CEOs – Over-extension concern.
- Thus 64% of the Board composition of our $37 billion company was insiders or potentially over-committed CEOs.
- Two active CEOs were on the Compensation Committee. Active CEOs are risky compensation committee members according to TCL.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

DOW

2030 Dow Center

The Dow Chemical Company
Midland, Michigan 48674
USA

October 18, 2006

Via Certified Mail
70042890000112690803

Mr. Chris Rossi
P. O. Box 249
Boonville, CA 95415

Stockholder Proposal on Simple Majority Vote

Dear Mr. Rossi:

By way of this letter, I wish to acknowledge timely receipt on October 9, 2005 of a stockholder proposal on the Majority voting that you are submitting for the 2007 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are once again appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Please send me written verification that you hold at least $2,000 worth of Dow stock that you have held for a year or longer, or let us know which registered account you may be using for this proposal.

Dow's Annual Meeting will be held on May 10, 2007, in Midland, Michigan. Please advise who will attend the meeting to present the proposal. Thank you.

Sincerely,

Thomas E. Moran
Assistant Secretary and Senior Counsel
989-638-2176
Fax: 989-638-1740
temoran@dow.com

Enclosures

Mr. John Chevedden
2215 Nelson Ave. No. 205
Redondo Beach, CA 90278
Via Federal Express

[redacted]

From: CFLETTERS
Sent: Thursday, January 18, 2007 9:06 AM
To: [redacted]
Subject: FW: Dow Chemical Company (DOW) Shareholder Position on Company No-Action Request (Chris Rossi)

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 18, 2007 1:02 AM
To: CFLETTERS
Cc: Thomas Moran
Subject: Dow Chemical Company (DOW) Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dow Chemical Company (DOW)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote Chris Rossi

Ladies and Gentlemen:

This is an initial response to the company January 3, 2007 no action request.

The company seems to implicitly claim that the Staff could not possibly concur with the company until after February 15, 2007 the date of a purported future action by the Board.

The company gives no indication of the percentage vote of shares outstanding needed to adopt the management proposal on this topic although this appears to be a difficult-to-achieve threshold of 80%. Also the company gives no indication of the typical percentage of its shares that are voted at an annual meeting, which is typically 75% at a number of companies.

Also the company gives no indication of its level of commitment to this proposal other than it will recommend a yes-vote. A company recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the company proposal and typically only 75% of shares outstanding vote at an annual meeting. A token effort to adopt a proposal should not get credit for substantial implementation.

Thus the company has not demonstrated that it has anything more than a token commitment to adoption of this proposal topic.

It is also not clear whether the company has addressed each of these supermajority vote requirements:
Vote Required to Remove a Director For Cause: 80% Vote Required to Remove a Director Without Cause: 80% Approval of 80% of shares required to amend Charter Articles:
IV (Capital Stock)
V (Directors)
VII (Indemnification)
VII (Business Combination)
VIII (Stockholder Action)
IX (Bylaw Amendment
X (Charter Amendment)

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company submitted the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Thomas Moran <temoran@dow.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 16, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 22013-00029

<u>VIA HAND DELIVERY</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Stockholder Proposal of Chris Rossi Represented by John Chevedden Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On January 3, 2007, on behalf of The Dow Chemical Company (the "Company"), we submitted a letter (the "Notice Letter") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for the Company's 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Chris Rossi, who has appointed John Chevedden to be his representative for all issues pertaining to the Proposal (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") adopt "a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible."

The Notice Letter indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company expects to submit to stockholders at the 2007 Annual Meeting of Stockholders a proposal to amend the Company's Certificate of Incorporation (the "Certificate") to eliminate all of the supermajority vote provisions currently contained therein (the

"Amendments") and to recommend that stockholders vote for the Amendments. We write supplementally to:

- confirm that at a meeting on February 15, 2007, the Board passed a resolution to (1) approve the Amendments, (2) submit the Amendments to stockholders for approval at the 2007 Annual Meeting of Stockholders, and (3) recommend that the stockholders vote in favor of the Amendments; and

- respond to the correspondence dated January 17, 2007 from the Proponent regarding the Proposal (the "Response"), a copy of which is attached hereto as Exhibit A.

In the Response, the Proponent states that it is "unclear" whether the Company's anticipated action will address certain Certificate provisions that require a vote of eighty percent of outstanding shares in order for stockholders to take enumerated actions. A copy of the existing Certificate is attached hereto as Exhibit B. We believe that the Notice Letter adequately addressed the supermajority vote provisions in each of the provisions cited by the Proponent in the Response. In particular, as emphasized in the Notice Letter, the Company intends to eliminate *all* of the supermajority vote provisions in the Certificate and to recommend that stockholders vote for the Amendments.

Therefore, to the extent that the Articles listed in the Response contain supermajority vote requirements, as indicated in the Notice Letter, the Company is seeking stockholder approval to eliminate such requirements. Specifically, the Company will ask stockholders to repeal the provisions requiring a supermajority vote to:

- remove any director, or the entire Board of Directors (as set forth in Article V of the Certificate);

- approve a business combination transaction that is not recommended by the Board or does not meet certain "fair price" requirements (as set forth in Article VII of the Certificate);

- amend, alter, change, adopt or repeal certain Bylaw provisions (as set forth in Article IX of the Certificate); or

- amend, alter, change or repeal, or adopt any provision inconsistent with, certain provisions of the Certificate (as set forth in Article X of the Certificate).

In addition, we note that three of the Certificate provisions cited by the Proponent – Article IV (Capital Stock), Article VII [sic; note this should actually refer to Article VI] (Indemnification) and Article VIII (Stockholder Action) – do not themselves contain supermajority voting requirements. However, as stated in the Notice Letter, Article X currently requires an eighty percent vote to amend, alter, change or repeal, or adopt any provision inconsistent with, the provisions in Articles IV, VI and VIII. As stated above, the Amendments will eliminate this supermajority vote provision from Article X as it relates to amending, altering, changing, repealing or adopting any provision inconsistent with Articles IV, VI and VIII. Consequently, we believe that the Notice Letter adequately addressed each point raised in the Proponent's Response, and that the Company's action substantially implements the Proposal.

Finally, while we do not believe that the level of stockholder vote necessary to approve the Amendments is relevant to a determination of whether the Company's actions have substantially implemented the Proposal, we note that the Amendments require approval of only a majority of the shares outstanding and entitled to vote. This is because, consistent with Article X of the Certificate, the Amendments have been declared advisable by the affirmative vote of two-thirds of the entire Board and a majority of the "Continuing Directors" as defined in the Certificate.

Thus, for the reasons set forth above and in the Notice Letter, the Company believes that its action substantially implements the Proposal and that the Proposal may therefore be omitted from the Company's 2007 Proxy Materials under Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Thomas E. Moran, The Dow Chemical Company
John Chevedden

100152426_5.DOC

EXHIBIT A

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 18, 2007 01:02 AM Eastern Standard Time
To: CFLETTERS@SEC.GOV
Cc: Moran, Thomas (TE) - Legal
Subject: Dow Chemical Company (DOW) Shareholder Position on Company No-Action Request (Chris Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 17, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dow Chemical Company (DOW)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote Chris Rossi

Ladies and Gentlemen:

This is an initial response to the company January 3, 2007 no action request.

The company seems to implicitly claim that the Staff could not possibly concur with the company until after February 15, 2007 the date of a purported future action by the Board.

The company gives no indication of the percentage vote of shares outstanding needed to adopt the management proposal on this topic although this appears to be a difficult-to-achieve threshold of 80%. Also the company gives no indication of the typical percentage of its shares that are voted at an annual meeting, which is typically 75% at a number of companies.

Also the company gives no indication of its level of commitment to this proposal other than it will recommend a yes-vote. A company recommendation of a yes-vote can have only symbolic meaning if 80% of shares outstanding must approve the company proposal and typically only 75% of shares outstanding vote at an annual meeting. A token effort to adopt a proposal should not get credit for substantial implementation.

Thus the company has not demonstrated that it has anything more than a token commitment to adoption of this proposal topic.

It is also not clear whether the company has addressed each of these supermajority vote requirements:
Vote Required to Remove a Director For Cause: 80% Vote Required to Remove a Director Without Cause: 80% Approval of 80% of shares required to amend Charter Articles:
IV (Capital Stock)
V (Directors)
VII (Indemnification)

VII (Business Combination)
VIII (Stockholder Action)
IX (Bylaw Amendment
X (Charter Amendment)

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company submitted the first letter.

Sincerely,

John Chevedden

cc:
Chris Rossi
Thomas Moran <temoran@dow.com>

Dow Filing E-mail.doc

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

RESTATED CERTIFICATE OF INCORPORATION

OF

THE DOW CHEMICAL COMPANY

As filed with the Secretary of State,
State of Delaware on May 18, 2004

RESTATED CERTIFICATE OF INCORPORATION
OF
THE DOW CHEMICAL COMPANY

Originally incorporated on June 11, 1947, as The Dow Chemical Company (Delaware)

Article I
NAME

The name of the corporation (which is hereinafter referred to as the "Company") is The Dow Chemical Company.

Article II
ADDRESS OF REGISTERED OFFICE; NAME OF REGISTERED AGENT

The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

Article III
PURPOSE AND POWERS

The purpose of the Company is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of Delaware. It shall have all powers that may now or hereafter be lawful for a corporation to exercise under the General Corporation Law of Delaware.

Article IV
CAPITAL STOCK

Section 4.1 **Total Number of Shares of Stock.** The total number of shares of stock of all classes that the Company shall have authority to issue is one billion seven hundred fifty million shares. The authorized capital stock is divided into two hundred fifty million shares of Preferred Stock of the par value of one dollar each (hereinafter the "Preferred Stock") and one billion five hundred million shares of Common Stock of the par value of two dollars and fifty cents each (hereinafter the "Common Stock").

Section 4.2 **Preferred Stock.**

(a) The two hundred fifty million shares of Preferred Stock of the Company may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series, adopted by the Board of Directors as hereinafter provided.

(b) Authority is hereby expressly granted to the Board of Directors of the Company, subject to the provisions of this Article IV and to the limitations prescribed by the General Corporation Law of Delaware, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(i) The designation of such series;

(ii) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Company, and whether such dividends shall be cumulative or non-cumulative;

(iii) Whether the shares of such series shall be subject to redemption by the Company and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(iv) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(v) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of any stock or any other series of any class of stock of the Company, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi) The extent, if any, to which the holders of shares of such series shall be entitled to vote with respect to the election of directors or otherwise;

(vii) The restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(viii) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Company.

Section 4.3 **Common Stock.** The one billion five hundred million shares of Common Stock of the Company shall be of one and the same class. Subject to all of the rights of the Preferred Stock provided for by resolution or resolutions of the Board of Directors pursuant to this Article IV or by the General Corporation Law of Delaware, the holders of Common Stock shall have full voting powers on all matters requiring stockholder action, each share of such Common Stock being entitled to one vote and having equal rights of participation in the dividends and assets of the Company.

Article V
BOARD OF DIRECTORS

Section 5.1 **Power of the Board of Directors.** The business and affairs of the Company shall be managed by or under the direction of its Board of Directors. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to:

(a) Amend, alter, change, adopt or repeal the Bylaws of the Company; **provided**, however, that no Bylaws hereafter adopted shall invalidate any prior act of the directors that would have been valid if such Bylaws had not been adopted;

(b) Determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to manage and direct the business and affairs of the Company, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Company, and to determine the time and place of, and the notice requirements for Board meetings, as well as quorum and voting requirements for, and the manner of taking Board action; and

(c) Exercise all such powers and do all such acts as may be exercised by the Company, subject to the provisions of the laws of the State of Delaware, this Certificate of Incorporation, and any Bylaws of the Company.

Section 5.2 **Number of Directors**. The number of directors constituting the entire Board of Directors shall be not less than six nor more than twenty-one, as authorized from time to time exclusively by a vote of a majority of the entire Board of Directors. As used in this Certificate of Incorporation, the term "entire Board of Directors" means the total authorized number of directors that the Company would have if there were no vacancies.

Section 5.3 **Annual Election of Directors.** Except with respect to directors who may be elected solely by the holders of shares of any class or series of Preferred Stock, at the 2005 Annual Meeting of Stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2006 Annual Meeting of Stockholders (which number of directors shall be approximately one-third of the total number of directors of the Company); at the 2006 Annual Meeting of Stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2007 Annual Meeting of Stockholders (which number of directors shall be approximately two-thirds of the total number of directors of the Company); and at each Annual Meeting of Stockholders thereafter, the directors shall be elected for terms expiring at the next Annual Meeting of Stockholders.

Section 5.4 **Vacancies.** Except as otherwise required by law and subject to the rights of the holders of any class or series of Preferred Stock, any vacancies in the Board of Directors for any reason and any newly created directorships resulting by reason of any increase in the number of directors may be filled only by the Board of Directors, acting by a majority of the remaining directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified.

Section 5.5 **Removal of Directors.** Except as otherwise required by law and subject to the rights of the holders of any class or series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class.

Article VI
INDEMNIFICATION; LIMITATION OF LIABILITY

Section 6.1 **Indemnification.** Directors, officers, employees and agents of the Company may be indemnified by the Company to such extent as is permitted by the laws of the State of Delaware and as the Bylaws may from time to time provide.

Section 6.2 **Limitation of Liability of Directors.** A Director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director to the fullest extent permitted by the General Corporation Law of Delaware as the same now exists or hereafter may be amended.

Article VII
BUSINESS COMBINATION TRANSACTIONS

Section 7.1 **Higher Vote Required for Certain Business Combinations.** In addition to any affirmative vote required by the General Corporation Law of Delaware and except as otherwise expressly provided in Section 7.3 of this Article VII, any Business Combination Transaction (as defined in Section 7.2(c) below) shall require the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

Section 7.2 **Certain Definitions.** For purposes of this Article VII:

(a) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on December 31, 1985.

(b) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as in effect on December 31, 1985.

(c) "Business Combination Transaction" shall mean:

(i) Any merger or consolidation of the Company or any Subsidiary with (A) an Interested Stockholder or (B) any other Person (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder of any assets of the Company or any Subsidiary constituting not less than 5% of the total assets of the Company as reported in the consolidated balance sheet of the Company as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

(iii) The issuance or transfer by the Company or any Subsidiary (in one transaction or a series of transactions) of any securities of the Company or any Subsidiary to, or proposed by or on behalf of, an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) constituting not less than 5% of the total assets of the Company as reported in the consolidated balance sheet of the Company as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

(iv) The adoption of any plan or proposal for the liquidation or dissolution of the Company, or any spin-off or split-up of any kind of the Company or any Subsidiary, proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder; or

(v) Any reclassification of securities (including any reverse stock split), or recapitalization of the Company, or any merger or consolidation of the Company with any Subsidiary or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the percentage of the outstanding shares of (A) any class of equity securities of the Company or any Subsidiary or (B) any class of securities of the Company or any Subsidiary convertible into equity securities of the Company or any Subsidiary, represented by securities of such class which are directly or indirectly owned by an Interested Stockholder and all of its Affiliates and Associates.

(d) "Continuing Director" means (i) any member of the Board of Directors of the Company who (A) is neither the Interested Stockholder involved in the Business Combination Transaction as to which a vote of Continuing Directors is provided hereunder, nor an Affiliate, Associate, employee, agent, or nominee of such Interested Stockholder, or the relative of any of the foregoing, and (B) was a member of the Board of Directors of the Company prior to the time that such Interested Stockholder became an Interested Stockholder, and (ii) any successor of a Continuing Director described in clause (i) who is recommended or elected to succeed a Continuing Director by the affirmative vote of a majority of Continuing Directors then on the Board of Directors of the Company.

(e) "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not reported on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar interdealer quotation system then in use, or, if no such quotation is available, the fair market value on the date in question of a share of such stock as determined by a majority of the Continuing Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Continuing Directors in good faith.

(f) "Interested Stockholder" shall mean any Person (other than the Company or any Subsidiary, any employee benefit plan maintained by the Company or any Subsidiary or any trustee or fiduciary with respect to any such plan when acting in such capacity) who or which:

(i) Is, or was at any time within the two-year period immediately prior to the date in question, the Beneficial Owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock of the Company; or

(ii) Is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the Beneficial Owner, directly or indirectly, of 10% or more of the voting power of the outstanding Voting Stock of the Company; or

(iii) Is an assignee of, or has otherwise succeeded to, any shares of Voting Stock of the Company of which an Interested Stockholder was the Beneficial Owner, directly or indirectly, at any time within the two-year period immediately prior to the date in question, if such assignment or succession shall have occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act of 1933, as amended.

For the purpose of determining whether a Person is an Interested Stockholder, the outstanding Voting Stock of the Company shall include unissued shares of Voting Stock of the Company of which the Interested Stockholder is the Beneficial Owner but shall not include any other shares of Voting Stock of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise, to any Person who is not the Interested Stockholder.

(g) A "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group deemed to be a person pursuant to Section 14(d)(2) of the Exchange Act.

(h) "Subsidiary" means any corporation of which the Company owns, directly or indirectly, (i) a majority of the outstanding shares of equity securities of such corporation, or (ii) shares having a majority of the voting power represented by all of the outstanding Voting Stock of such corporation. For the purpose of determining whether a corporation is a Subsidiary, the outstanding Voting Stock and shares of equity securities thereof shall include unissued shares of which the Company is the Beneficial Owner but, except for the purposes of Section 7.2(f), shall not include any other shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, warrants or options, or otherwise, to any Person who is not the Company.

(i) "Voting Stock" shall mean outstanding shares of capital stock of the relevant corporation entitled to vote generally in the election of directors.

Section 7.3 **When Higher Vote Is Not Required.** The provisions of Section 7.1 of this Article VII shall not be applicable to any particular Business Combination Transaction, and such Business Combination Transaction shall require only such affirmative vote of the stockholders, if any, as is required by the General Corporation Law of Delaware, if the conditions specified in either of the following paragraphs (a) and (b) are met:

(a) Approval by Continuing Directors. The Business Combination Transaction shall have been approved by the affirmative vote of a majority of the Continuing Directors, even if the Continuing Directors do not constitute a quorum of the entire Board of Directors.

(b) Form of Consideration, Price and Procedure Requirements. All of the following conditions shall have been met:

(i) With respect to each share of each class of outstanding Voting Stock of the Company (including Common Stock), the holder thereof shall be entitled to receive on or before the date of the consummation of the Business Combination Transaction (the "Consummation Date"), cash and consideration, in the form specified in Section 7.3 (b) (ii) hereof, with an aggregate Fair Market Value as of the Consummation Date at least equal to the highest of the following:

(A) The highest per share price (including brokerage commissions, transfer taxes and soliciting dealer's fees) paid by the Interested Stockholder to which the Business Combination Transaction relates, or by any Affiliate or Associate of such Interested Stockholder, for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination Transaction (the "Announcement Date") or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

(B) The Fair Market Value per share of such class of Voting Stock of the Company on the Announcement Date; and

(C) The highest preferential amount per share, if any, to which the holders of shares of such class of Voting Stock of the Company are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company.

(ii) The consideration to be received by holders of a particular class of outstanding Voting Stock of the Company (including Common Stock) as described in Section 7.3(b)(i) hereof shall be in cash or, if the consideration previously paid by or on behalf of the Interested Stockholder in connection with its acquisition of beneficial ownership of shares of such class of Voting Stock consisted, in whole or in part, of consideration other than cash, then in the same form as such consideration. If such payment for shares of any class of Voting Stock of the Company has been made in varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the beneficial ownership of the largest number of shares of such class of Voting Stock previously acquired by the Interested Stockholder.

(iii) After such Interested Stockholder has become an Interested Stockholder and prior to the Consummation Date: (A) there shall have been no failure to declare and pay at the regular date therefor any full dividends (whether or not cumulative) on the outstanding Preferred Stock of the Company, if any, except as approved by the affirmative vote of a majority of the Continuing Directors; (B) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock of the Company (except as necessary to reflect any subdivision of the Common Stock), except as approved by the affirmative vote of a majority of the Continuing Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by the affirmative vote of a majority of the Continuing Directors; and (C) such Interested Stockholder shall not have become the Beneficial Owner of any additional shares of Voting Stock of the Company except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(iv) After such Interested Stockholder has become an Interested Stockholder, neither such Interested Stockholder nor any Affiliate or Associate thereof shall have received the benefit, directly or indirectly (except proportionately as a stockholder of the Company), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company.

(v) A proxy or information statement describing the proposed Business Combination Transaction and complying with the requirements of the Exchange Act and the General Rules and Regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to the stockholders of the Company at least 30 days prior to the Consummation Date (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions thereof).

Section 7.4 **Powers of Continuing Directors**. A majority of the Continuing Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article VII, including, without limitation, (a) whether a Person is an Interested Stockholder, (b) the number of shares of Voting Stock of the Company beneficially owned by any Person, (c) whether a Person is an Affiliate or Associate of another, (d) whether the requirements of Section 7.3 (b) have been met with respect to any Business Combination Transaction, and (e) whether the assets which are the subject of any Business Combination Transaction have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination Transaction constitutes not less than 5% of the total assets of the Company as reported in the consolidated balance sheet of the Company as of the end of the most recent quarter with respect to which such balance sheet has been prepared. The good faith determination of a majority of the Continuing Directors on such matters shall be conclusive and binding for all the purposes of this Article VII.

Section 7.5 **No Effect on Fiduciary Obligations.**

(a) Nothing contained in this Article VII shall be construed to relieve the members of the Board of Directors or an Interested Stockholder from any fiduciary obligation imposed by law.

(b) The fact that any Business Combination Transaction complies with the provisions of Section 7.3 of this Article VII shall not be construed to impose any fiduciary duty, obligation or responsibility on the Board of Directors, or any member thereof, to approve such Business Combination Transaction or recommend its adoption or approval to the stockholders of the Company, nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board of Directors, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination Transactions.

Article VIII
MEETINGS OF STOCKHOLDERS

Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders. Except as otherwise provided for in the Bylaws, special meetings of stockholders of the Company may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors, either upon motion of a director or upon written request by the holders of at least 50% of the voting power of all the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class.

Article IX
AMENDMENT OF BYLAWS

In addition to any requirements of the General Corporation Law of Delaware (and notwithstanding the fact that a lesser percentage may be specified by the General Corporation Law of Delaware), the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Company to amend, alter, change, adopt or repeal any Bylaws of the Company, unless such amendment, alteration, change, adoption or repeal of the Bylaws is determined to be advisable by the Board of Directors by the affirmative vote of (a) two-thirds of the entire Board of Directors and (b) a majority of the Continuing Directors (as defined in Article V11).

Article X
AMENDMENT OF CERTIFICATE OF INCORPORATION

The Company hereby reserves the right to amend, alter, change or repeal any provision contained in this Certificate of incorporation in the manner now or hereafter prescribed by the General Corporation Law of Delaware and all rights conferred on stockholders therein granted are subject to this reservation; provided, however, that, notwithstanding the fact that a lesser percentage may be specified by the General Corporation Law of Delaware, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal, or adopt any provision or provisions inconsistent with, any provision of Article IV, V, VI, VII, VIII, IX or X hereof, unless such amendment, alteration, change, repeal or adoption of any inconsistent provision or provisions is declared advisable by the Board of Directors by the affirmative vote of (a) two-thirds of the entire Board of Directors and (b) a majority of the Continuing Directors (as defined in Article VII).

IN WITNESS WHEREOF, this Restated Certificate of Incorporation both restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this Corporation as heretofore amended or supplemented, and having been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware has been executed by its duly authorized officer this 18th day of May, 2004.

THE DOW CHEMICAL COMPANY

By: ______________________

Tina S. Van Dam
Corporate Secretary


THE DOW CHEMICAL COMPANY
CORPORATE
1947
SEAL
DELAWARE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "THE DOW CHEMICAL COMPANY", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MAY, A.D. 2004, AT 11:18 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0414128 8100

040362875

AUTHENTICATION: 3118061

DATE: 05-18-04

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated January 3, 2007

The proposal recommends adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues possible.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Dow will provide shareholders at Dow's 2007 annual meeting with an opportunity to approve amendments to Dow's certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END